SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS Signs Agreement with Large Provider of Converged Network Solutions to Provide Billing Solutions for 3G Mobile, Fixed and Interconnect Applications to Carriers in Three African Countries dated November 28, 2005.




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                                                                          ITEM 1

Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Signs Agreement with Large Provider of Converged Network Solutions to Provide Billing Solutions for 3G Mobile, Fixed and Interconnect Applications to Carriers in Three African Countries

Monday November 28, 8:30 am ET

RA'ANANA, Israel, Nov. 28 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions, has signed an agreement with one of the largest providers of converged networking solutions to provide turn-key solutions for 3G Mobile, fixed and interconnect billing to carriers in three African countries. The networking solutions manufacturer expects to add carriers in additional countries during 2006. Together, the manufacturer's network and MTS' billing solutions provide a powerful resource tool for major carriers and service providers.

Initially, the manufacturer plans to supply MTS billing solutions to African carriers that provide mobile fixed-wireless and long-distance billing to their subscribers. These carriers currently offer pre-paid and post-paid services. Going forward, they plan to offer additional value-added services such as SMS, MMS, WAP that are delivered via an Intelligent Network, calling cards and/or Next Generation services. Additionally, plans call for service offerings to business customers such as free numbers (1-800), premium services, VPN and others.

Hanoch Magid, Vice President, Sales & Marketing, commented, "MTS solutions simplify the customer care and billing processes for carriers and service providers, enabling them to offer a variety of services as one converged solution. Our solutions are flexible and fully scalable, allowing for service modules to be added to carrier and service provider platforms as market demands dictate. This obviates the need of having to buy additional billing systems. MTS' offerings span the gamut from billing retail subscribers to provisioning to customer care.

"MTS solutions are fully web-based and include a customer self-care portal that allows customers to see their bills on-line and even order extra services and products directly from their service provider. They can activate their requests and even manage their payments," added Mr. Magid. "Our customer care module enables carriers and service providers to easily manage customer queries and enhance customer relationships by being closer to the customer and more flexible to the changes in the market. Finally, MTS' billing software enables carriers and service providers to manage the entire relationship with end-users and partners as a way to drive up customer loyalty and to combat churn."

The MTS billing platform is fully scalable and hardware modules may be added at any time to accommodate increasing subscribers and services. It is intended for carriers and service providers of all sizes, offering a powerful partner relationship management module designed to handle contracts, commissions, and wholesaling.

The MTS billing solution is designed for the landline, wireless, Value-Added Services/Content, IPTV and VoIP markets. The platform's interconnect billing capability is ideally suited for carriers and service providers wishing to reduce leakage in dealing with partner relationships, and offers a real money-savings alternative.

MTS has implemented a sophisticated solution for the new Value-Added Services that consists of a powerful rating system that can be integrated into a carrier or service provider's main legacy billing system to reduce the risk and time to market of the new services. The solution allows carriers and service providers to bill for new services such as Video On Demand, Music On Demand, News On Demand, Digital and Analog Video Channels and other interactive Value-Added Services.



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About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions. MTS' business support system is a full-featured customized solution for telecommunications management, Interconnect and customer care & billing. Its telecommunications expense management solution is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology operations, and to significantly reduce associated costs. Its service providers and carriers solutions are used to support sophisticated billing, web-based self-provisioning, partners management and interconnect billing.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:
     Company                                      Investor Relations:
     Shlomi Hagai                                 Kathy Price
     Corporate COO & CFO                          Managing Director
     MTS - MER Telemanagement Solutions           The Global Consulting Group
     Tel: +972-9762-1733                          Tel: +1 646-284-9430
     Email: Shlomi.Hagai@mtsint.com               Email: kprice@hfgcg.com





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  November 28, 2005